UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16

OF THE SECURITIES EXCHANGE ACT OF 1934

6th March 2018

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form S-8 (No. 333-165870) of CRH, public limited company, and to be a part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Name Change of Plan

On April 2, 2010, CRH public limited company (the “Company”) registered the offer and sale of up to 10,000,000 of its ordinary shares pursuant to the Oldcastle Materials, Inc. Retirement Savings Plan and the Oldcastle Precast, Inc. Profit Sharing Retirement Plan and Trust pursuant to a Registration Statement on Form S-8 (File No. 333-165870). Subsequently, the name of the Oldcastle Materials, Inc. Retirement Savings Plan was changed to the Oldcastle 401(k) Plan. On April 2, 2012, the Oldcastle Precast, Inc. Profit Sharing Retirement Plan and Trust was merged into the Oldcastle 401(k) Plan.

The Oldcastle 401(k) Plan also is successor by merger to the Oldcastle Precast, Inc. Profit Sharing Retirement Plan 401(k), the Profit Sharing Plan for Employees of Oldcastle Materials Group—Albany, the Allied Building Products Corp. Savings and Investment Plan, the Betco Block & Products, Inc. Profit Sharing Plan and Trust, the Oldcastle Glass, Inc. Qualified 401(k) Plan, the Oldcastle Architectural Products Group 401(k) and Profit Sharing Plan, the Oldcastle Architectural, Inc. Union Employees 401(k) Plan, the Pike Industries, Inc. Profit Sharing and Deferred Income Plan, the Oldcastle Southwest 401(k) Retirement Plan, the Hallett Construction Company 401(k) Plan, the Pennsy Supply, Inc. 401(k) and Profit Sharing Plan and the CPM Development Corporation Profit Sharing Retirement Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company (Registrant)
Date 6th March 2018

	By:	/s/ Neil Colgan
Name: Neil Colgan Title: Company Secretary